                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------




                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2


                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                   ----------

                             FIBR-PLAST CORPORATION
                 (Name of small business Issuer in its charter)


         Oklahoma                       3999                     73-1543658
(State or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
   of incorporation or         Classification Code Number)   Identification No.)
      organization)


                                 3225 S. Norwood
                                    Suite 100
                                 Tulsa, OK 74135
                                  918-622-0696
          ------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)


                                   ----------


                                Thomas G. Watson
                                 3225 S. Norwood
                                    Suite 100
                                 Tulsa, OK 74135
                                  918-622-0696
            (Name, Address and Telephone Number of Agent for Service)

                                   ----------

                                   Copies to:
                            Jonathan B. Reisman, Esq.
                           Reisman & Associates, P.A.
                             5100 Town Center Circle
                                    Suite 330
                            Boca Raton, Florida 33486

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIBR-PLAST, INC. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIBR-PLAST, INC. SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

IN MAKING A DECISION WHETHER TO BUY OUR COMMON STOCK, YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY DIFFERENT OR OTHER INFORMATION. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS.


                                   ----------

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY.................................................................................................2
RISK FACTORS.......................................................................................................3
FORWARD-LOOKING STATEMENTS.........................................................................................5
USE OF PROCEEDS....................................................................................................6
DIVIDEND POLICY....................................................................................................7
DILUTION ..........................................................................................................7
MANAGEMENT'S PLAN OF OPERATION.....................................................................................8
PROPOSED BUSINESS..................................................................................................9
MANAGEMENT........................................................................................................20
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....................................................21
CERTAIN TRANSACTIONS..............................................................................................22
DESCRIPTION OF COMMON STOCK.......................................................................................23
SHARES ELIGIBLE FOR FUTURE SALE...................................................................................24
PLAN OF DISTRIBUTION..............................................................................................25
PROPOSED RESCISSION OFFER.........................................................................................26
LEGAL PROCEEDINGS.................................................................................................26
INDEMNIFICATION...................................................................................................27
LEGAL MATTERS.....................................................................................................27
EXPERTS...........................................................................................................27
ADDITIONAL INFORMATION............................................................................................27



UNTIL    , 2001 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT
EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




                                5,000,000 SHARES

                             FIBR-PLAST CORPORATION

                                  COMMON STOCK

                                   ----------

                                   PROSPECTUS

                                   ----------


                                     , 2001

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                                   ----------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED JANUARY 16, 2001


                                   PROSPECTUS
                             FIBR-PLAST CORPORATION

                        5,000,000 shares of Common Stock
                                 $2.00 per share


                                                  TOTAL
                       PER
                      SHARE             MINIMUM           MAXIMUM
                      -----             -------           -------
Initial Offering
Price to Public        $2.00           $2,000,000        $10,000,000    NO PUBLIC MARKET
                                                                        EXISTS FOR OUR SHARES.
Commissions            $ .20           $  200,000        $ 1,000,000

Proceeds to
Fibr-Plast             $1.80           $1,800,000        $ 9,000,000



We are offering the shares on a best efforts minimum/maximum basis. We are making the offering through our officers and directors who will not be compensated for offering the shares. Shares may also be offered by participating broker-dealers which are members of the National Association of Securities Dealers, Inc. We may, in our discretion, pay commissions of up to 10% of the offering price to participating broker-dealers and others who are instrumental in the sale of shares. The minimum purchase is 1,000 shares. Unless we receive
paid subscriptions for at least 1,000,000 shares by    , 2001, no shares will be
sold and all proceeds will be returned to subscribers, without interest.

AN INVESTMENT IN THE SHARES INVOLVES SUBSTANTIAL RISKS AND IS SPECULATIVE. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is            , 2001

                               PROSPECTUS SUMMARY

         Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents we refer you to. Before deciding whether to invest in our common stock, you should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere in this prospectus. In this prospectus, references to "we," "us" and "our" refer to Fibr-Plast Corporation.

OUR PROPOSED BUSINESS


         We intend to manufacture an alternative wood product from recycled, solid waste, post industrial and consumer materials. We call the product Fibr-Plast. If we are successful, we believe that we will produce a cost effective wood substitute while, at the same time, becoming part of an economical solution to a significant environmental problem. We have not yet manufactured any products.


CORPORATE INFORMATION

         We are an Oklahoma corporation formed on April 2, 1998. Our executive offices are located at 3225 S. Norwood, Suite 100, Tulsa, OK 74135 and our telephone number is 918-622-0696.

THE OFFERING



Common stock offered by us          5,000,000 shares

Common stock to be
  outstanding after the
  offering 17,477,450 shares if 5,000,000 shares are sold. If only 1,000,000 shares are sold, there will be 13,477,450 shares outstanding upon completion of the offering.

Use of proceeds                     We intend to use the net proceeds primarily
                                    for the acquisition of machinery and
                                    equipment to manufacture Fibr-Plast, working
                                    capital and other general corporate
                                    purposes, including payment of compensation
                                    of executive officers. The intended use of
                                    proceeds is significantly dependent upon the
                                    number of shares sold.

                                  RISK FACTORS


         An investment in our common stock involves substantial risks. You should consider carefully the following information about these risks, together with the financial and other information contained in this prospectus, before you decide whether to buy our common stock. The risks described elsewhere in the prospectus should not be considered any less significant than the risks described under this caption. Additional risks and uncertainties may also impair or preclude our proposed business operations. If any of these risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, you might lose all or part of your investment.

WE HAVE HAD LOSSES SINCE INCEPTION AND EXPECT LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE.

         o Since our inception through September 30, 2000, we incurred a net loss of approximately $961,000.

         o We have never had any revenues and do not expect to have revenues until we manufacture and sell Fibr-Plast either directly or through a joint venture.


         o We will need to generate significant revenues to achieve and maintain profitability.


         o Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability in the future.

OUR PLANS ARE BASED UPON THE PROCEEDS FROM 5,000,000 SHARES AND IF LESS ARE SOLD WE WILL HAVE TO OBTAIN ADDITIONAL FINANCING OR SCALE BACK OUR PLANS.

         o Our ability to begin to manufacture Fibr-Plast in our own plants is dependent upon, among other things, the proceeds of the offering.

         o Although we plan on opening two plants, if only 1,000,000 shares are sold we will only be able to open one small plant designed to produce a relatively small amount of Fibr-Plast. If we are unable to manufacture and sell Fibr-Plast in relatively large quantities, we will not be able to realize significant profits, if any.

IF WE ARE ABLE TO BEGIN TO MANUFACTURE FIBR-PLAST, WE WILL NEED SUBSTANTIAL ADDITIONAL FINANCING TO FUND OUR EXPANSION PLANS WHICH MAY NOT BE AVAILABLE TO US WHEN NEEDED.


         o If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced; stockholders may experience additional dilution; and those securities may have rights, preferences or privileges senior to those of the rights of the holders of our common stock.

         o There can be no assurance that additional financing will be available on reasonable terms, if at all.

BECAUSE FIBR-PLAST IS NOT PATENTABLE AND NEITHER FIBR-PLAST NOR ITS GENERAL MANUFACTURING PROCESS IS PROPRIETARY, WE CANNOT ASSURE YOU THAT OTHERS HAVE OR WILL NOT MANUFACTURE AND SELL SUBSTANTIALLY THE SAME PRODUCT.

THE LOSS OF EITHER OF OUR OFFICERS MAY RESULT IN OUR INABILITY TO BEGIN OPERATIONS OR BECOME PROFITABLE.


         o Because our potential success is materially dependent upon the personal efforts, abilities and business relationships of our officers, if any of them was to terminate his employment with us or becomes unable to be employed before a qualified successor, if any, could be found, we would be materially adversely affected.

         o We do not maintain "key person" insurance on any of our employees.


WE HAVE ARBITRARILY DETERMINED THE PUBLIC OFFERING PRICE AND THERE IS NOT AND MAY NEVER BE A MARKET FOR THE SHARES.

         o Although we intend to seek market makers for the shares and to provide information concerning us to one or more recognized securities manuals, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our common stock or how liquid that market might become. Furthermore, the determination to begin and continue a public market is made by securities broker-dealers and is not within our control.

         o If a public market develops for our common stock, sales of significant amounts of our common stock in the public market or the perception that such sales will occur, could materially adversely affect the market price of the common stock or our ability to raise capital through future offerings of equity securities

         o Approximately 3,000,000 shares of our common stock are presently eligible for public sale. An additional substantial number of shares will become eligible for public sale 90 days after the date of this prospectus.

         o The public offering price for the shares was determined solely by us without regard to any recognized criteria of value and may not be indicative of prices that will prevail in the trading market, if one develops. The market price of our common stock, if any, may decline below the public offering price.

THE ABILITY TO SELL THE SHARES IN A PUBLIC MARKET MAY BE SIGNIFICANTLY IMPAIRED BY THE PENNY STOCK RULES.

         o The additional burdens imposed upon broker-dealers by those rules may discourage broker-dealers from effecting transactions in our common stock, which could severely limit its liquidity.

WE MAY HAVE INCURRED SIGNIFICANT CONTINGENT LIABILITIES THROUGH PRIOR SALES OF OUR COMMON STOCK.

         o From November 1998 to December 31, 2000, we received cash proceeds of $1,020,236.50 from the sale of 4,080,946 shares of our common stock at $.25 per share and we agreed to issue 413,100 shares of our common stock to the shareholders of Urban Resource Technologies, Inc. We may not have complied with applicable securities laws in the sale of those shares relating to registration and disclosure. As a result, we could incur civil, administrative and criminal liabilities, including being required to refund the purchase price, plus interest.

         o We intend to offer rescission to the purchasers of the shares along with interest. The rescission offer will not preclude regulatory agencies from bringing legal or administrative actions against us. Any actions brought against us could severely limit our ability to obtain financing and could otherwise have a material adverse effect on our business, results of operations and financial condition.

BECAUSE WE MAY CHANGE THE PUBLIC OFFERING PRICE PRIOR TO THE END OF THE OFFERING, THE PRICE THAT YOU PAY MAY BE MORE THAN THE PRICE THAT OTHERS MAY PAY.

         o If a market develops for the common stock, it is unlikely that the market price will exceed the public offering price during the time that we are offering to publicly sell common stock.

         o        We may extend the offering period at our sole discretion.



                           FORWARD-LOOKING STATEMENTS

         Many statements made or incorporated by reference in this prospectus are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about:


         o        our ability to manufacture and distribute Fibr-Plast

         o        our capital needs

         o        the costs of manufacturing plants

         o        the qualities of Fibr-Plast

         o        potential uses of Fibr-Plast

         o        the competitiveness of the business in our industry

         o        our strategies

         o        other statements that are not historical facts


         When used in this prospectus, the words "anticipate," "believe," "expect," "estimate," "intend" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including:


         o        changes in general economic and business conditions

         o        actions of our competitors

         o the extent to which we are able to develop new markets for Fibr-Plast

         o        the time and expense involved in development activities

         o        the level of demand and market acceptance of our services

         o        changes in our business strategies

         o other factors discussed in the "Risk Factors" section and elsewhere in this prospectus.

         The forward-looking statements in this prospectus reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate whether as a result of new information, what actually happens in the future or for any other reason.

                                 USE OF PROCEEDS


         We estimate that the net proceeds we will receive from the sale of 5,000,000 shares of common stock will be approximately $8,800,000, after deducting brokerage commissions and the estimated offering expenses payable by us.

         We intend to use the net proceeds in the order of priority shown in the following table:




                                                                                                 AMOUNT
Purchase and installation of all equipment that we believe is necessary to open two manufacturing plants including shredders, granulators, extruders, storage silos, conveyor belts and loading
hoppers and payment of initial security and other deposits                                     $5,400,000

Operating capital for four months for the plants                                               $1,936,000

Funding of recision offer                                                                      $1,200,000

Payment of accrued salaries (net of advances) to affiliates                                    $   67,000

Working capital and other corporate purposes.                                                  $  197,000

         If we sell less than 5,000,000 shares, we intend to only open one manufacturing plant.

         If we pay less than the maximum commissions, we intend to use the additional proceeds for working capital and other corporate purposes. Funds not utilized in connection with the rescission offer will be used for working capital and other corporate purposes.

         Because we have broad discretion in the application of proceeds, the risk that the proceeds will not be applied effectively is increased.


         Pending use, we may invest the net proceeds in short-term, investment grade debt instruments, certificates of deposit or direct or guaranteed obligations of the United States.

                                 DIVIDEND POLICY


         We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our Board of Directors. In addition, we may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                                    DILUTION

         The following table sets forth certain information relating to the immediate and substantial dilution in our net tangible book value to be absorbed by purchasers of the shares being offered by us.




Net tangible book value per share on September 30, 2000
(including shares subject to the proposed recession offer)                   $      (.01)

Net tangible book value per share on September 30, 2000 if
we had sold 5,000,000 shares on that date                                    $       .53

Amount of increase in net tangible book value per share
attributable to cash payments made by purchasers of the
shares being offered                                                         $       .54

Amount of the immediate dilution from the public offering
price which will be absorbed by purchasers                                   $      1.47

Cash contribution of purchasers                                              $10,000,000

Cash contribution of officers, directors, founders and
affiliates                                                                   $       160

         If less than 5,000,000 shares are sold, the amount of the immediate dilution from the public offering price which will be absorbed by purchasers of the shares being offered will increase.


                         MANAGEMENT'S PLAN OF OPERATION

         The following should be read in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus. The discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."


         Our plan of operation during the 12 months after our receipt of the net proceeds of this offering is dependent upon the number of shares sold in the offering. If 5,000,000 shares are sold, we intend to open and operate two Fibr-Plast plants, each of which will be capable of producing approximately 5,000 pounds of Fibr-Plast per hour. If at least 2,500,000 shares but less than 5,000,000 shares are sold, we intend to open and operate one such plant. We have not determined the geographic area in which any of our plants will be located.

         If less than 2,500,000 shares but at least 1,000,000 shares are sold we intend to open and operate a small Fibr-Plast manufacturing plant. We believe that the small plant will only be capable of manufacturing approximately 1,000 pounds of Fibr-Plast per hour. The plant will be used primarily to attract additional investors or joint venture participants and to produce a limited quantity of Fibr-Plast in an effort to gain brand recognition and market acceptance of Fibr-Plast. We do not expect to realize a significant profit, if any, if all our production is manufactured in the small plant.

         We did not incur any significant costs to address the impact of the so-called Year 2000 problem. Our present systems are year 2000 compliant.


         Because our plan of operation is flexible, we expect that the net proceeds of this offering will satisfy our cash requirements for the 12 months after our receipt of the proceeds.

                                PROPOSED BUSINESS

BACKGROUND


         Fibr-Plast was developed by a Canadian company which, realizing the need for affordable housing worldwide, created a product that could be made from existing waste materials and be used as a wood alternative in low cost building products. Our former Vice President, Wayne H. Ford, was an employee of the Canadian company. Mr. Ford has advised us that:

         o In 1994, the Canadian company entered into an agreement with the government of Indonesia to produce enough Fibr-Plast to build approximately 50 homes.

         o The materials were shipped to Indonesia without charge in anticipation of a much larger order for Fibr-Plast.

         o        No further orders for Fibr-Plast were placed.

         o The absence of further orders was primarily due to a change of government in Indonesia.

         o The Indonesian government built approximately 35 small homes using Fibr-Plast as a wood alternative for exterior siding.

         o He does not know whether these homes are still standing or whether any problems resulted from the use of Fibr-Plast.

         o In 1996, the Canadian company ceased operations and disposed of its plant and equipment.

         o The Canadian company abandoned any rights that it had in the technology and know-how relating to Fibr-Plast and never licensed or assigned any of those rights to others.

         We have not been able to verify any of the above information we received from Mr. Ford. We believe that Mr. Ford may have misrepresented certain other information including his prior experience and his position with the Canadian company.


         An additional home similarly using Fibr-Plast was built in a rural area of Oklahoma in 1997. We have written to the owner of the home and requested that he advise us of his experience with Fibr-Plast. We have not received any response.

         We have not manufactured or sold any Fibr-Plast.

         We are the successor to Urban Resource Technologies, Inc., an Oklahoma corporation which was formed to engage in the business of manufacturing and selling Fibr-Plast. Both Urban and us had the same founders. Shortly after Urban was formed, the founders decided that it would be beneficial to operate under the name "Fibr-Plast Corporation." In order to effect a name change, rather than actually change the name of Urban, the founders formed Fibr-Plast Corporation, an Oklahoma corporation, to carry on Urban's proposed business. We agreed to issue 413,100 shares of our common stock to Urban's shareholders on a one-for-one basis. Although Urban incurred approximately $103,000 in start-up costs, it did not manufacture or sell Fibr-Plast.


OPPORTUNITY

         Many landfills in the United States are becoming filled with materials that consist in significant part of plastics and fibrous materials. The filling of landfills has become a serious environmental, economic and political problem in the United States. We believe that much of the plastic and fibrous materials that otherwise would be deposited in landfills can be obtained at economically advantageous prices and recycled into Fibr-Plast.

PRODUCTS

         We believe that Fibr-Plast can be molded into a virtually unlimited number of shapes, sizes, strengths and densities. We believe that Fibr-Plast is termite and insect resistant, is rot proof, has a high insulation rating, is relatively sound deadening and can be made in different fire retardant ratings. In our limited experience, we have found that Fibr-Plast, unlike wood, will not split or splinter, twist or warp, has no knots, and every piece can be made virtually identical to each other.

         We expect that initially Fibr-Plast will be used for the following:


         o FENCING POSTS - We intend to concentrate our initial production on fencing posts because of a significant potential market and the general ability of the consumer to use fencing posts without regulatory approval or examination.

         o LANDSCAPE TIES - Landscape ties are widely used as decorative items in both residential and commercial applications. They are available through retail nursery and home improvement outlets.

         o RAILROAD TIES - The ties will initially be sized specifically for the railroad industry to be used as replacement ties for the conventional creosote treated, toxic ties currently being used. We believe that our railroad ties will have several advantages over the standard wood ties used today because they will be designed to be termite resistant, rot proof and fire resistant. We also believe that our railroad ties can obtain widespread usage in the landscape industry as an alternative for wood retaining walls and similar structures.

         o ROOF TILE - We believe that the roof tile made of Fibr-Plast can be used for a variety of buildings, including homes and multipurpose outbuildings. Flame retardants will be added during the manufacturing process to comply to regulatory standards. We expect to produce several grades and styles of roof tile, distinguishable by the amount of flame retardant used and the level of finish and color needed to produce desired "curb appeal." Styles will include corrugated tiles, shakes, and barrel tiles. We believe that, based upon the current demand for roofing materials, roof tile will initially be our dominant product.

         o STACKING LOG PROFILES - The logs can be manufactured and cut into a variety of lengths to accommodate the end user and project. The logs will be designed to stack on top of each other with notches cut at the ends to allow the system to interlock together. If desired, they can be further secured by nails, screws or glue. Subject to compliance with building codes, we believe that walls can be made up to ten feet in length and door and window headers can be made up to three feet in length without additional structural support.

         o ALTERNATIVE LUMBER - We intend to produce Fibr-Plast boards in various lengths up to ten feet. The boards will be able to be sawed, screwed, nailed, glued, routed, sanded, patched and painted.



We believe that Fibr-Plast can also be used for the manufacture of:

         o        pallets for the shipping and storage industries

         o        doweling for the pallet industry

         o        dunnage boards for the lumber industry

         o        sound barrier walls for the transportation industry

         o        retaining walls for the construction industry

         o        decking materials

         We anticipate that most potential purchasers of Fibr-Plast products will subject the products to strenuous testing before placing any meaningful orders with us. We cannot assure you that any potential customer of Fibr-Plast products will purchase any of the products after the conclusion of testing.


         Because Fibr-Plast has only been used in small amounts for a relatively short period of time, we cannot be sure that Fibr-Plast will maintain its initial strength and other qualities for an extended period of time. If through testing or experience, Fibr-Plast is found to not withstand the elements and stresses imposed on it by nature and through use, unless we can adequately improve Fibr-Plast at a reasonable cost, our business, operations and financial condition will adversely be affected. Because of our limited resources and our present inability to manufacture Fibr-Plast, neither we nor our prospective customers have been able to conduct testing sufficient to determine the endurance or any other characteristic of Fibr-Plast.

         Because Fibr-Plast cannot obtain widespread acceptance as a building material unless it meets local and regional building codes, we cannot assure you that Fibr-Plast will ever be accepted for construction use.

         o Local and regional building codes provide strict standards for the types of building materials for which we intend Fibr-Plast to be utilized.

         o We have not submitted Fibr-Plast to any code enforcement agency.

         o If we cannot obtain widespread acceptance from code enforcement agencies for Fibr-Plast, you can expect to lose your entire investment in our common stock.

         Because our ability to sell meaningful amounts of Fibr-Plast is dependent, in part, upon the continued or increased levels of demand for building materials, we could be adversely affected by a downturn in the building industry which has been both a cyclical and volatile industry. A decrease in the number of building starts could result in a material downturn in the building industry which would have a material adverse effect on our business, results of operations and financial condition.

RECENT DEVELOPMENT - JOINT VENTURE WITH THE SLAVENS GROUP

         On August 29, 2000, we entered into an agreement with Samuel Slavens and Inland Island, Inc., an Oklahoma corporation controlled by Mr. Slavens. Mr. Slavens and Inland Island are collectively referred to in this prospectus as the "Slavens Group." The purpose of the agreement was the creation of a joint venture between the Slavens Group and us. In order to accomplish the joint venture, TJS Plastics, Inc. was formed as an Oklahoma corporation. We own half of the outstanding common stock of TJS and the Slavens Group owns the other half. We and the Slavens Group have agreed to significant restrictions relating to the sale, transfer, encumbrance or other disposition of the outstanding shares of TJS. The Board of Directors of TJS consists of our President, our Executive Vice President, Mr. Slavens and a designee of Mr. Slavens.

         The Slavens Group agreed to invest sufficient funds, in the opinion of the Board of Directors of TJS, to purchase the equipment necessary to produce Fibr-Plast. The Slavens Group also agreed to purchase a building suitable for a plant for the manufacture of Fibr-Plast and to make the necessary down payment. Mr. Slavens has advised us that Inland Island has purchased a building in Tulsa, Oklahoma for that purpose for $235,000 and has paid a down payment of $15,000. The Slavens Group has also agreed to obtain a loan of not less than $50,000 to be used by TJS to purchase additional equipment that may be needed by TJS.

         We do not intend to use a specialized mixer-extruder in TJS's plant because of cost considerations. Instead, we have committed to deliver a mold for a manufacture of Fibr-Plast to TJS. We believe that we can obtain the mold for approximately $10,000. We have also agreed to license the name "Fibr-Plast" to TJS and to disclose our technology to TJS and the Slavens Group. We have agreed to market and sell Fibr-Plast products for TJS although the terms and conditions of the marketing arrangements have not yet been determined.

         We have agreed that after the Slavens Group has completed and equipped the manufacturing facility, we will issue 300,000 shares of our common stock to the Slavens Group plus an additional 300,000 shares one year later if, at that time, the Slavens Group has continued to comply with the terms of our agreement. We have also agreed to issue options to the Slavens Group which will permit it to purchase up to 250,000 shares of our common stock at $.25 per share for a period of three years subject to continued compliance by the Slavens Group with the terms of our agreement.

         TJS has agreed to make mortgage payments on the building of $1,909 per month. If, however, TJS is unable to do so, then the Slavens Group has agreed to make payments and TJS shall be obligated to reimburse the Slavens Group. To the extent that TJS makes mortgage payments, it shall receive an equitable interest in the building. To the extent that TJS has available cash, it will use 70% of its cash to reimburse the Slavens Group for all expenditures it makes on behalf of TJS including the purchase of equipment.

         The Slavens Group, under the supervision of the Board of Directors of TJS, will manage and direct manufacturing functions and, in the future, may be compensated for its services.

         During the term of the joint venture with the Slavens Group and for two years after the term, the Slavens Group may not make any products from Fibr-Plast using our technology.

         In the event that we and the Slavens Group cannot agree upon the management and operation of TJS, each of the parties has certain rights to purchase the other parties' shares of TJS at fair market value as determined by the accountants for TJS.

         We have not verified the financial resources of the Slavens Group. Therefore, we have only the assurance of Mr. Slavens that the Slavens Group has sufficient resources to comply with our agreement.


RAW MATERIALS


         Fibr-Plast will consist of fibrous materials and plastics. The relative amounts will be based on density and strength requirements of the finished product. We plan to manufacture Fibr-Plast from post industrial and consumer waste materials. No virgin materials will be used.

         We believe that virtually any form of plastic is suitable for the manufacture of Fibr-Plast, even contaminated plastics, such as plastic containers, that originally contained oil and detergents. We believe that because of the high temperatures utilized during the manufacturing process, we can use the containers without any special handling or decontamination. Furthermore, we believe that there is an abundance of these plastic containers, with relatively little demand. We also intend to use polystyrene, the material used in styrofoam cups and dishes, which is virtually nonbiodegradable.

         Fibrous materials act as the "glue" in holding the product together. The fibrous materials which we intend to use consist of the following:


         o        newspapers

         o        books

         o        magazines

         o        paper

         o        telephone books

         o        cardboard

         o        carpet

         o        nylon fluff (a byproduct of the tire recycling industry)

         o        sludge from paper mills

         According to a 1995 EPA Waste Characterization Report, paper was the largest category in U.S. municipal solid waste systems, representing approximately 39 percent of waste generated before recycling and approximately 33 percent of waste disposed in landfills. According to Resource Recycling, over 12 million tons of scrap paper are generated each year by office workers in the U.S., or the equivalent of 135 sheets of paper per employee per day.

         We believe that the recyclable raw materials will be readily available to us through existing recycling programs. In addition, we intend to establish our own programs with major producers of waste in areas where our plants are to be located. It is likely, however, that as more uses are developed for recycled materials, prices will rise and availability will decrease. Those circumstances can be expected to adversely affect our business, financial condition and results of operations.

MANUFACTURING

         When the recycled raw materials arrive at a Fibr-Plast plant, they will be unloaded and separated, if necessary. They will then be loaded onto two separate conveyor belts by forklift. One belt will be used for fibrous materials and the other for plastics. The materials will be granulated and the plastics will also be shredded. After we confirm the quality of the processing, we will deposit the pieces into separate storage silos. When we are ready for production, we will deposit the pieces in production feed silos and weigh them to determine the ratio of fiber to plastic. The ratios will be adjusted for strength and density. The materials will then be dumped into a crammer feed auger. Optional ingredients can be added, such as fire retardants, colors and

U/V agents to meet the requirements of the particular customer. The mixture will then be sent to a high speed blender which will mechanically mix and plasticize the mixture before sending it to an extruder. The extruder will pump the material through a molding mechanism. The finished product will then be moved onto a slow moving cooling conveyor where the pliable end product will be cooled and stabilized or molded into the appropriate shape.

         We believe that a plant to manufacture Fibr-Plast can become operational within ninety days after we have acquired the necessary machinery and equipment. We have assumed that we will be able to obtain all permits required to open and operate the plant during that time. If that process requires more time than we anticipate, our proposed business will be adversely affected. Other than a specialized mixer-extruder, we believe that all machinery and equipment necessary to manufacture Fibr-Plast is and will continue to be readily available. The specialized mixer-extruder, which is the subject of our patent application, will be constructed to our specifications from readily available parts. We do not believe we will encounter any significant difficulty in obtaining the specialized mixer-extruder for the price we have allocated or during the time period which we have projected. Initially, we plan to utilize readily available conventional molds rather than the specialized mixer-extruder.

         Because we have never manufactured Fibr-Plast and the Canadian company only manufactured limited quantities of Fibr-Plast, we cannot assure you that Fibr-Plast can be produced in relatively large quantities on an economical basis or without significant quality control problems. We may encounter quality control or other unanticipated production problems, delays and costs when we begin the manufacturing process. Unless we can economically and timely manufacture Fibr-Plast in relatively large quantities, you can expect to lose your investment in our common stock.


INTELLECTUAL PROPERTY


         Fibr-Plast is not patentable. Neither Fibr-Plast nor its general manufacturing process is proprietary.

         Prior to entering into discussions with third parties regarding our technology, we intend to require them to enter into a confidentiality agreement. We cannot assure you that this measure will provide adequate protection for our intellectual property.

         In December 1998 we filed a patent application entitled "Method and Apparatus for Extruding Shape Products from Recycled Plastic Materials." The claims in the application relate to a mixer-extruder of the type designed to mix, heat and extrude a mix of shredded plastic materials and shredded fibrous materials. The inventive features of the claims involve the method of operation whereby the mixer-extruder can produce the desired continuous beam.

         In March 2000 we received a letter from the attorneys for an inventor unrelated to us claiming to hold a patent on the mixer-extruder which is the subject of our patent application.

Although we were aware of the inventor's patent, Mr. Ford had advised us that the process and apparatus of that patent did not work because no viable product could be produced. We were advised by our intellectual property counsel that under those circumstances, the inventor's patent would not be operative. We have not verified Mr. Ford's advice to us.

         In October 2000 we received a Notice of Allowance for our patent and we expect that the patent we will be issued shortly. Our patent, however, when issued, may be challenged, invalidated or circumvented. Because of our limited resources, we may be unable to protect any patent we may obtain or to challenge others who may infringe any patent we obtain. Because many holders of patents in the building material industry have substantially greater resources than we do and patent litigation is very expensive, we may not have the resources necessary to challenge successfully the validity of patents held by others or withstand claims of infringement or challenges to any patent we may obtain. Even if we prevail, the cost of litigation could have a material adverse effect on us.

         Because building products and their related manufacturing processes are covered by a large number of patents and patent applications in the United States remain confidential until a patent is issued, infringement actions may be instituted against us if we use or are suspected of using technology, processes or other subject matter that is claimed under patents of others. An adverse outcome in any future patent dispute could subject us to significant liabilities to third-parties, require disputed rights to be licensed or require us to cease using the infringed technology.

         If we infringe patents or proprietary rights of others, we may be required to modify the composition of Fibr-Plast or the method of manufacture or obtain a license. We may not be able to adequately modify the design or obtain a license on terms not unfavorable to us, if at all.

         In July 2000, a Notice of Allowance was issued by the U.S. Patent and Trademark Office for a trademark for the trade name "Fibr-Plast." The trademark will not be effective until we manufacture and sell Fibr-Plast. Because we are not in a position to manufacture Fibr-Plast, we have requested a six month extension of time. We believe that our request as well as additional requests, if needed, will be granted.

         Because trade secrets and other means of protection which we may rely on may not adequately protect us, our intellectual property may become available to others. We will rely on trade secrets, copyright law, employee and third-party nondisclosure agreements and other protective measures to protect some of our intellectual property. These measures may not provide meaningful protection to us.

         The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, if at all.

MARKETING


         We intend to market Fibr-Plast through a sales and marketing division which we intend to form. That division will be responsible for soliciting independent sales representatives of both large and small retail outlets. The division will also engage in internet sales, production of infomercials and other sales activities which they may develop. Because we have not yet had discussions with any potential sales personnel, we cannot assure you that we can retain suitable personnel on commercially reasonable terms.

         We intend to develop a strong brand awareness for Fibr-Plast. If, however, we cannot develop and then increase brand awareness for Fibr-Plast, we will not be successful.


COMPETITION

         We expect to encounter intense competition in virtually all of our proposed products from both large and small producers. Competing companies will include producers of wood products as well as wood substitutes. Substantially all manufacturers of products that will compete with Fibr-Plast have substantially greater financial resources than we do. Because most of our proposed products will essentially be commodities, we expect intense price competition, particularly in periods of excess supply. Intense competitive pressures could have a material adverse effect on our proposed business.


         Companies with substantially larger expertise and resources than those available to us may develop or market new, similar or identical products that directly compete with Fibr-Plast. Because the technologies utilized by the building materials industry are rapidly changing, competitors may develop technologies or products that render Fibr-Plast less marketable or obsolete. If we are unable to continually enhance and improve our product and to develop or acquire and market new products, we may be unable to compete with others. We may not be able to successfully enhance any product or develop or acquire new products primarily because of our limited resources.


         Limitations due to the number of vendors and others willing to deal with an entity of our small size and the terms on which we may be able to obtain raw materials could place us at a competitive disadvantage. In addition, companies with substantially larger expertise and resources than those available to us may develop or market new products that directly compete with Fibr-Plast.

         We expect to compete primarily with producers of timber. The supply of timber is significantly affected by land use management policies of the United States government, which in recent years has limited and is likely to continue to limit the amount of timber offered for sale by certain United States government agencies. Any change of government land use management policies that substantially increases sales of timber by United States government agencies could significantly reduce prices for logs, lumber, and other forest products. The demand for logs and manufactured wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and manufactured wood products is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from non-wood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions, competitive pressures, and other factors.

ENVIRONMENTAL REGULATION

         Our proposed manufacturing operations will be subject to federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances. If we fail to comply with these requirements, we may incur significant costs, civil and criminal penalties, and liabilities. We intend to maintain an environmental compliance program and periodically conduct internal environmental compliance reviews of our facilities.

         Environmental laws and regulations have changed substantially and rapidly and we anticipate there will be continuing changes in the future. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants and the generation and disposal of wastes. Strict environmental restrictions and limitations can result in increased operating costs. Existing or future environmental laws and regulations, administrative proceedings or judicial actions may adversely affect us.


         We do not believe that our proposed facilities will emit any regulated substances. If, however, regulated substances are emitted that are subject to the requirements of the federal Clean Air Act, as amended, and comparable state statutes, we will be required to obtain federal operating permits under Title V of the 1990 Clean Air Act Amendments. Title V requires that major industrial sources of air pollution obtain federally enforceable permits which contain all of the applicable air quality restrictions for the facility.


         The federal Clean Water Act and comparable state statutes regulate discharges of process wastewater and requires National Pollutant Discharge Elimination System permits for discharges of industrial wastewater and storm water into regulated public waters.

         Compliance with air emissions and water discharge regulations may require us to spend material amounts of capital to maintain compliance.

         The handling and disposal of certain waste products are subject to federal and state laws, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund," and comparable state laws. The Comprehensive Environmental act imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contribute to a release or threatened release of a hazardous substance into the environment. These persons include all owners or operators of a site at which a release or threatened release occurs, as well as any person who disposed of, or arranged for disposal of, hazardous substances at the site.

         Our operations will be subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of employees.

FACILITIES

         Our offices are located in Tulsa, Oklahoma where we lease approximately 2,000 square feet of office space on a month to month basis. We believe other office space is and will continue to be available on commercially reasonable terms.

EMPLOYEES


         On December 31, 2000, we had three employees, inclusive of our two executive officers.

         During the first year of operation of each of our proposed full size manufacturing plants, we expect to hire approximately 41 employees who will be located in the plant. The employees will consist of a plant manager, 36 additional production personnel and 4 office personnel. We anticipate that the annual compensation for all such employees will be approximately $895,760. We believe that each small plant will require approximately 20 employees during the first year of operation at an annual compensation of approximately $470,000. In addition, during the one year period beginning at the time that we receive the proceeds of this offering, we intend to hire approximately 7 employees who will be engaged in management and corporate support positions and whose annual compensation will be approximately $185,000.

         We believe that we can attract qualified personnel on terms acceptable to us. Because, however, of our limited resources and developmental stage, our ability to attract, retain and motivate highly skilled employees is limited. Furthermore, competition for personnel in our industry is intense. We may, therefore, not be able to retain key employees or attract, assimilate or retain other highly qualified employees in the future. Because of our limited resources, we may not be able to compensate our employees at the same level as do our competitors. If we do not succeed in attracting new and qualified personnel, our business will be adversely affected.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND FOUNDERS

         The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus:




      NAME              AGE                    POSITIONS
      ----              ---                    ---------
Thomas G. Watson         56    President, Treasurer and Director
Joseph Francella         47    Executive Vice President, Secretary  and Director



         Mr Watson has been a director since April 1998. Mr. Francella became a director in July 1998. Each of their terms expires at the next Annual Meeting of Stockholders. No family relationship exists between our directors or executive officers. Mr. Watson, Wayne Ford and Thomas Johns may each be deemed to be a founder of our company. Upon our receipt of the net proceeds of this offering, each person named in the table intends to devote substantially all of his working time to us.


         THOMAS G. WATSON has been our President since June 1999. Prior to that time and since April 1998, Mr. Watson was our Executive Vice President and Secretary. Mr Watson has been our Treasurer since April 1998. Since 1990, Mr. Watson has been President and a Director of Neodyne Drilling Corp.


         JOSEPH FRANCELLA has been our Executive Vice President and Secretary since June 1999. Prior to that time and since July 1998, Mr. Francella was our Vice President. Since February 1995, Mr. Francella has been a self-employed consultant to small businesses. From January 1997 through September 1998, Mr. Francella was the President of Jax International, Inc. and its subsidiaries, builders of low cost housing, which terminated their operations in 1998. The American Dream Corporation, a subsidiary of Jax, filed a voluntary petition of bankruptcy in December 1997. From February 1996 until August 1996, Mr. Francella was the Vice President of Historic Harder Hall, Inc., a company which unsuccessfully attempted to renovate a former hotel property into a health spa. From November 1995 through January 1997, Mr. Francella was the Vice President of Javier Marketing Group, Inc. and Javier Investment Group, Inc., both of which companies have ceased operations.

         Because we are in the developmental stage, our potential success is significantly dependent upon the personal efforts, abilities and business relationships of our officers, and, if any of them was to terminate his employment with us or becomes unable to be employed before a qualified successor, if any, could be found, we would be materially adversely affected. In May 1999, Thomas Johns, our then President who had held that position since our inception, died and in April 2000, Wayne Ford, our then Vice President, resigned. Although we believe that the loss of Messrs. Ford and Johns will not prevent us from being successful, we cannot now determine the long range result of those losses. We do not maintain "key person" insurance on any of our employees.

         If we are unable to effectively manage our anticipated growth, our business will be adversely affected. If we are successful in manufacturing and selling Fibr-Plast, our growth will place a significant strain on our technical, financial and managerial resources. As part of our anticipated growth, we may have to implement new operational and financial systems and procedures and controls to expand, train and manage our employees and to maintain close coordination among our technical, accounting, customer support, finance, marketing, and sales staffs.


EXECUTIVE COMPENSATION


         In April 1998, we entered into a two-year consulting contract with Mr. Watson. The contract provided for annual compensation of $30,000 plus reasonable expenses. We entered into a similar contract with Mr. Francella in July 1998. In September 1999, the consulting contracts were terminated by the mutual consent of the parties and replaced by five year employment agreements, each of which provides for a salary of $52,000 per year and any increase and bonus that may be awarded by our Board of Directors. Each agreement also provides that we will pay for a leased automobile. Prior to 2001, none of the salaries had been paid to Messrs. Watson or Francella. We will use a portion of the net proceeds from the sale of common stock to pay their unpaid salaries after deducting amounts that we have advanced to them.


               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT


         The following table sets forth certain information as of December 31, 2000 with respect to any person who is known to us to be the beneficial owner of more than 5% of our common stock which is the only class of our outstanding voting securities and as to each class of the Company's equity securities beneficially owned by its directors and officers and directors as a group:




                                                                      APPROXIMATE
                                        AMOUNT OF SHARES              PERCENT OF
NAME OF BENEFICIAL OWNER(1)            BENEFICIALLY OWNED(2)            CLASS(2)
---------------------------            ---------------------            --------
Thomas G. Watson                           2,000,000                        16%
Joseph Francella                           2,000,000                        16%
Wayne H. Ford(3)                           2,000,000                        16%
Timothy M. Johns                           1,000,000                         8%
Stephanie Solodovnikov                     1,000,000                         8%
Officers and Directors as a Group
(2 persons)                                4,000,000                        32%

(1) All of the persons named in the table other than Mr. Ford can receive correspondence c/o Fibr-Plast Corporation, 3225 S. Norwood, Suite 100, Tulsa, OK 74135. We do not know Mr. Ford's address.


(2) Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. We have considered a person to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this prospectus upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any such warrants, options or convertible securities that are held by that person (but not those held by any other person) and which have been exercised or converted.


(3) We believe that Mr. Ford may have wrongfully induced us to sell him our common stock. We intend to consider instituting legal action against Mr. Ford seeking a return of the stock. We cannot predict the outcome of any action we may take against Mr. Ford.


                              CERTAIN TRANSACTIONS


         o From April to October 1998, we issued 2,000,000 shares of common stock each to Wayne Ford, Thomas Johns and Thomas Watson for a nominal consideration.

         o In April 1998, we entered into two-year consulting contracts with Messrs. Ford and Johns which provided for annual compensation of $30,000 plus reasonable expenses.

         o From July to October 1998, we issued 2,000,000 shares of common stock to Mr. Francella for a nominal consideration.

         o Prior to 2001, we made non-interest bearing advances as follows:



                      Wayne Ford                            $64,572
                      Joseph Francella                      $81,500
                      Thomas Johns                          $14,575
                      Neodyne Drilling Corp.                $ 2,600
                      Thomas Watson                         $83,861


                  The advances to Messrs. Francella and Watson will be offset against salaries to which they are entitled but not yet paid. The amount that we advanced to Mr. Johns is less than the salary he would have received under his written agreement with us. The amount that was advanced to Mr. Ford is approximately the same as the salary he would have received under his written agreements with us. We do not believe, however, that he was entitled to a substantial portion of the salary primarily because he did not render the requisite services to us. We may not be able to collect the amount that we advanced to Mr. Ford. We do not intend to make any further advances to any of our affiliates.

         o In May 1998, we entered into a sublease for office space and furniture with Mr. Watson and Thomas Johns for $2,950 per month who, in turn, subleased the office space from Neodyne. Our lease expired in March 2000. Since April 2000 we have subleased the office space and furniture from Neodyne on a month to month basis. Our monthly rent to Neodyne was $2,950 per month until September 2000 and $1,817 from October through December 2000. During that three month period, we withheld rent payments equivalent to the outstanding advances we had made to Neodyne. Beginning in January 2001, the monthly rent was reduced to $950. The monthly rent payable by Neodyne for the office space is approximately $850.

         o In September 1999, Mr. Ford's consulting contract was terminated by the mutual consent of Mr. Ford and us and replaced by a five year employment agreement which provided for a salary of $52,000 per year and any increase and bonus that may be awarded by our Board of Directors. Mr. Ford resigned in April 2000.


                           DESCRIPTION OF COMMON STOCK

         Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.00002 per share. The following summary description of our common stock is qualified in its entirety by reference to our certificate of incorporation, as amended and our bylaws.

         The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts, if any, as our Board of Directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.


         Following completion of this offering, our directors, executive officers will own approximately 23% of our outstanding common stock if 5,000,000 shares are sold or 30% if 1,000,000 shares are sold. These stockholders may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, amendments to our charter and bylaws and the approval of significant corporate transactions such as a merger or a sale of our assets. In addition, the controlling influence could have the effect of delaying, deferring or preventing a change in control

CONTROL-SHARE ACQUISITIONS


         The Oklahoma General Corporation Act provides that "control shares" of an "issuing public corporation" acquired in a "control-share acquisition" have the same voting rights as accorded the shares before the control-share acquisition only to the extent granted by resolution approved by stockholders. The resolution must be approved by a majority of the votes of the stockholders entitled to vote on the resolution, excluding all interested shares. Although we are not now an "issuing public corporation," we may become one in the future. The control-share acquisition provisions could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating an offer which could result in an acquisition of "control shares."

TRANSFER AGENT

         The transfer agent for our common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, FL 33321 and its telephone number is 954-726-4954.

                         SHARES ELIGIBLE FOR FUTURE SALE


         Prior to this offering, there has not been any public market for our common stock and we cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our common stock or how liquid that market might become. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices, if any, of our common stock and could impair our future ability to raise capital through the sale of equity securities.

         Upon completion of this offering, there will be 17,477,450 shares of our common stock outstanding if 5,000,000 shares are sold or 13,477,450 shares outstanding if 1,000,000 shares are sold. All the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act other than shares which are held by or may be purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Of the 8,477,450 shares held by persons who are not our affiliates, approximately 7,000,000 shares are freely tradable without restriction or further registration under the Securities Act. Such shares were either sold pursuant to the exemption from registration then provided by Rule 504 under the Securities Act which did not then impose any restrictions on their disposition or were sold pursuant to another exemption and have been held for more than two years by persons who have not been our affiliates for more than three months.

         In general, under Rule 144 an affiliate or other person who owns shares that were acquired from us at least one year prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

         o        1% of the number of shares of common stock then outstanding or

         o the average weekly trading volume of the common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

         Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Where, however, a minimum of three years has elapsed between the later of the date of the acquisition of restricted securities from the Company or from an affiliate of the Company and a resale by a person who has not been an affiliate of the Company for at least the three months immediately preceding the sale, the sale can be made without regard to any of the limitations described above. Any shares purchased by our affiliates in this offering and subsequently publicly sold by those affiliates will not be subject to the one year holding period.

         If a public market develops for our common stock, sales of significant amounts of our common stock in the public market or the perception that such sales will occur, could materially adversely affect the market price of the common stock or our ability to raise capital through future offerings of equity securities.

         If a public market develops for our common stock and the price is below $5.00 per share, trading in the common stock will be subject to the requirements of applicable rules under the Securities Exchange Act of 1934 which require additional disclosure by broker-dealers in connection with any trades involving the common stock. Those rules require the delivery, prior to any transaction in the common stock, of a disclosure schedule explaining the penny stock market and associated risks, and impose various sales practice requirements on broker-dealers who sell the common stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit its liquidity.

                              PLAN OF DISTRIBUTION

         We are offering the shares on a best efforts minimum/maximum basis.
Unless we receive paid subscriptions for at least 1,000,000 shares by       ,
2001, no shares will be sold and all proceeds will be returned to subscribers, without interest. The public offering price for the shares was determined solely by us and may not be indicative of prices that will prevail in the trading market, if one develops. Among the factors we considered in determining the public offering price were our record of operations, our current financial condition, our future prospects, the background of our management, and the general condition of the equity securities market. We may change the public offering price prior to the end of the offering although we will not reduce the minimum dollar amount of the offering below $1,000,000. We may also extend the offering, provided that we receive paid subscriptions aggregating at least
$1,000,000 by       , 2001. The market price of our common stock, if any, may
decline below the public offering price.

          Until we either receive paid subscriptions for a minimum of 1,000,000 shares or the subscription proceeds are returned to subscribers, the proceeds will be held in a special account at Arvest State Bank, 502 S. Main Mall, Tulsa, Oklahoma 74103. If a minimum of 1,000,000 shares, subject to change as described above, are sold and paid for during the offering period, the proceeds from any additional sales of shares will be made available for use by the Company and will not be deposited in the special account.

         We are making the offering through our officers and directors who will not be compensated for offering the shares. We will, however, reimburse them for all expenses incurred by them in connection with the offering. The shares may also be offered by participating broker-dealers which are members of the National Association of Securities Dealers, Inc. We may, in our discretion, pay commissions of up to 10% of the offering price to participating broker-dealers and others who are instrumental in the sale of shares. We do not know the identity of any of those persons. We expect to indemnify each participating broker-dealer against certain liabilities, including liabilities under the Securities Act of 1933, and that each participating broker-dealer will similarly agree to indemnify us.

                            PROPOSED RESCISSION OFFER

         From November 1998 to December 31, 2000, we received cash proceeds of $1,020,236.50 from the sale of 4,080,946 shares of our common stock at $.25 per share and we agreed to issue 413,100 shares of our common stock to the shareholders of Urban Resource Technologies, Inc. We believe that the sale of those shares may not have complied with the registration and disclosure requirements of applicable securities laws. If we did not comply with those laws, the purchasers are entitled to compel us to rescind the purchase and pay interest. The period of time during which the purchasers have that right vary from state to state, but extends for a period of several years. We intend to make a rescission offer to the purchasers of the shares. The offer will include the refund of the purchase price plus interest.

         Companies that fail to comply with applicable securities laws can incur civil, administrative and criminal liabilities. The rescission offer will not preclude regulatory agencies from bringing legal and administrative actions against us. Any actions brought against us could severely limit our ability to obtain financing and could otherwise have a material adverse effect on our business, results of operations and financial condition.

                                LEGAL PROCEEDINGS


         There are no pending or threatened material legal proceedings to which we are a party or of which any of our property is the subject or, to our knowledge, any proceedings contemplated by governmental authorities.

                                 INDEMNIFICATION

         We have agreed to indemnify our executive officers and directors to the fullest extent permitted by Section 1031 of the Oklahoma General Corporation Act. The Act permits us to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by us or in our right) by reason of the fact that the person is or was an officer or director or is or was serving at our request as an officer or director. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We may indemnify officers and directors in an action by us or in our right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which he actually and reasonably incurred. The indemnification provisions of the Oklahoma General Corporation Act are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote, or otherwise.


         Insofar as indemnification arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS


         The validity of the shares of common stock offered by this prospectus have been passed upon for us by Freese & March, P.A. to the extent set forth in that firm's opinion filed as an exhibit to our registration statement.


                                     EXPERTS


         Our financial statements as of June 30, 2000 and for the period from April 2, 1998 to June 30, 2000 have been included in this prospectus in reliance upon the report of Tullius Taylor Sartain & Sartain LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form SB-2 with the SEC with respect to the shares of common stock to be sold in this offering. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. The registration statement can also be reviewed by accessing the SEC's Web site at http://www.sec.gov.

         As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports and other information with the SEC.


         We do not intend to furnish our stockholders with annual reports.

                                    CONTENTS


Independent Auditors' Report..................................................F-1

Balance Sheets................................................................F-2

Statements of Operations......................................................F-3

Statements of Cash Flows......................................................F-4

Statement of Stockholders' Deficiency.........................................F-5

Notes to Financial Statements.................................................F-6

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Fibr-Plast Corporation

We have audited the accompanying balance sheet of Fibr-Plast Corporation, a Development Stage Company, as of June 30, 2000, and the related statements of operations, cash flows and stockholders' equity for the years ended June 30, 2000 and 1999, and for the period from inception, April 2, 1998, to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fibr-Plast Corporation as of June 30, 2000, and the results of its operations and its cash flows for the two years then ended and the period from inception, April 2, 1998 to June 30, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company's previously issued financial statements for the year ended June 30, 1999, and for the period from inception to June 30, 1999, have been adjusted to include the transactions described in Note 2.



TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma
September 26, 2000

                             FIBR-PLAST CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEETS

                                                         September 30,
                                                             2000        June 30,
                                                          (unaudited)     2000
                                                         ------------   ---------
ASSETS
Current assets:
   Cash                                                    $  19,034    $   1,091
                                                           ---------    ---------

Total current assets                                          19,034        1,091

Property and equipment, net                                   13,621       14,553

Accounts receivable - related parties                         10,462       19,312
Fibr-Plast patent, at cost                                     6,263        6,449
                                                           ---------    ---------

Total assets                                               $  49,380    $  41,405
                                                           =========    =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
   Accounts payable                                        $  12,035    $  23,120
   Accrued liabilities                                        82,906      113,083
   Notes payable - related party                               7,408        7,408
                                                           ---------    ---------

Total current liabilities                                    102,349      143,611

Common stock issued subject to rescission                    819,843      729,793


Stockholders' deficiency:
   Common stock - par value $.00002; 25,000,000
     shares authorized; 11,613,746 and 11,153,546 shares
     issued including 3,395,746 and 3,035,546 shares
       subject to rescission                                     164          162
   Additional paid-in capital                                 87,830       62,832
   Deficit accumulated during the development stage         (960,806)    (894,993)
                                                           ---------    ---------

Total stockholders' deficiency                              (872,812)    (831,999)
                                                           ---------    ---------

Total liabilities and stockholders' deficiency             $  49,380    $  41,405
                                                           =========    =========


                       See notes to financial statements.

                             FIBR-PLAST CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                     Years ended June 30, 2000 and 1999, for
              the Period from Inception (April 2, 1998) to June 30,
      2000, for the 3 months ended September 30, 2000 and 1999, (unaudited)
              and for the Period from Inception (April 2, 1998) to
                         September 30, 2000 (unaudited)

                                  Three month period ended     Inception to
                               September 30,  September 30,    September 30,
                                   2000           1999             2000           Year ended June 30,          Inception to
                               ----------------------------    ------------    ----------------------------      June 30,
                                (unaudited)     (unaudited)     (unaudited)        2000            1999            2000
                               ------------    ------------    ------------    ------------    ------------    ------------
Revenue                        $         --    $         --    $         --    $         --    $         --    $         --

Expenses
    General and
    administrative expenses          65,813          81,773         960,806         484,938         290,880         894,993
                               ------------    ------------    ------------    ------------    ------------    ------------
Net loss                       $    (65,813)   $    (81,773)   $   (960,806)   $   (484,938)   $   (290,880)   $   (894,993)
                               ============    ============    ============    ============    ============    ============

Weighted average shares
    outstanding,
    including shares subject
    to rescission                11,463,380      10,596,971       9,980,208      10,641,303       8,948,319       9,794,811
                               ============    ============    ============    ============    ============    ============

Net loss per share,
    basic and diluted          $       (.01)   $       (.01)   $       (.10)   $       (.05)   $       (.03)   $       (.09)
                               ============    ============    ============    ============    ============    ============


                       See notes to financial statements.

                             FIBR-PLAST CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                     Years ended June 30, 2000 and 1999, for
              the Period from Inception (April 2, 1998) to June 30,
      2000, for the 3 months ended September 30, 2000 and 1999, (unaudited)
              and for the Period from Inception (April 2, 1998) to
                         September 30, 2000 (unaudited)


                                              Three month period ended     Inception to
                                                   September 30,           September 30,
                                           ----------------------------    -------------
                                               2000            1999            2000           Year ended June 30,   Inception to
                                           ------------    ------------    ------------  ---------------------------   June 30,
                                           (unaudited)     (unaudited)      (unaudited)      2000            1999       2000
                                           ------------    ------------    ------------  ------------    ----------- ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                    $ (65,813)     $ (81,773)       $(960,806)    $(484,938)      $(290,880) $(894,993)
Depreciation and amortization                   1,118            718            5,622         4,504              --      4,504
Contribution of services                           --             --          131,584        62,834              --    131,584
Changes in:
   Accounts receivable                         (1,150)       (87,221)         (20,462)       52,208         (71,520)   (19,312)
   Deferred offering expense                       --             --           13,000        13,000              --     13,000
   Accrued liabilities                          4,823        (13,780)         117,906        13,084          84,100    113,084
   Accounts payable                           (11,085)        (2,308)          12,035        20,811           2,308     23,119
                                            ---------      ---------        ---------     ---------       ---------  ---------

Net cash used in
   operating activities                       (72,107)      (184,364)        (701,121)     (318,497)       (275,992)  (629,014)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                 --         (7,380)         (18,034)       (8,116)         (9,918)   (18,034)
Fibr-Plast patent cost                             --         (1,000)          (7,472)       (1,300)         (6,172)    (7,472)
                                            ---------      ---------        ---------     ---------       ---------  ---------

Net cash used in investing activities              --         (8,380)         (25,506)       (9,416)        (16,090)   (25,506)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sales of common stock            90,050        230,650          751,253       314,580         312,098    661,203
Offering expense                                   --             --          (13,000)           --         (13,000)   (13,000)
Proceeds from notes payable                        --             --            7,408            --           7,408      7,408
                                            ---------      ---------        ---------     ---------       ---------  ---------

Net cash provided by financing activities      90,050        230,650          745,661       314,580         306,506    655,611
                                            ---------      ---------        ---------     ---------       ---------  ---------

Increase (decrease) in cash                    17,943         37,906           19,034       (13,333)         14,424      1,091

Cash, beginning of period                       1,091         14,424               --        14,424              --         --
                                            ---------      ---------        ---------     ---------       ---------  ---------

Cash, end of period                         $  19,034      $  52,330        $  19,034     $   1,091       $  14,424  $   1,091
                                            =========      =========        =========     =========       =========  =========


                       See notes to financial statements.

                             FIBR-PLAST CORPORATION
                          (A Development Stage Company)

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY

       For the Period from Inception (April 2, 1998) to September 30, 2000

                                                                        Deficit
                                                                       Accumulated
                                                          Additional  During the
                                Common stock Common stock  Paid-in    Development
                                   Shares*      Amount     Capital        Stage        Total
                                ------------ ------------ ----------  -------------  ----------
Issuance of shares to founders          240   $      120   $       --   $       --    $      120
Issuance of shares to Urban
   stockholders                     413,100           --           --           --            --

Net loss                                 --           --           --     (119,175)     (119,175)
                                 ----------   ----------   ----------   ----------    ----------

Balance June 30, 1998               413,340          120           --     (119,175)     (119,055)

Issuance of shares to founders
   and affiliate                  7,999,760           40           --           --            40

Sale of common stock              1,364,126           --           --           --            --

Net loss                                 --           --           --     (290,880)     (290,880)
                                 ----------   ----------   ----------   ----------    ----------

Balance June 30, 1999             9,777,226          160           --     (410,055)     (409,895)

Net Loss                                 --           --           --     (484,938)     (484,938)

Sale of common stock              1,258,320           --           --           --            --

Shares issued for services          118,000            2       62,834           --        62,834
                                 ----------   ----------   ----------   ----------    ----------

Balance June 30, 2000            11,153,546          162       62,832     (894,993)     (831,999)

Shares issued for services          100,000            2       24,998           --        25,000

Sale of common stock                360,200           --           --           --            --

Net loss                                 --           --           --      (65,813)      (65,813)
                                 ----------   ----------   ----------   ----------    ----------

Balance September 30, 2000       11,613,746   $      164   $   87,830   $ (960,806)   $ (872,812)
                                 ==========   ==========   ==========   ==========    ==========


* Including shares issued subject to rescission.


                       See notes to financial statements.

                             FIBR-PLAST CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 2000 and 1999
                    (Information as of September 30, 2000 and
      for the three months ended September 30, 2000 and 1999 is unaudited)


NOTE 1 - DESCRIPTION OF THE BUSINESS

Fibr-Plast Corporation (the "Company") is a development stage company formed to take advantage of an existing technology process and product called "Fibr-Plast." The Fibr-Plast technology uses 100% recycled, solid waste, post consumer materials to produce an alternative wood product. It can be molded into an unlimited number of shapes and sizes, strengths and densities. The market for alternative wood products is worldwide.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and development stage operations

The Company is the successor to Urban Resource Technologies, Inc., an Oklahoma corporation ("Urban"), which was formed to manufacture and sell Fibr-Plast. Shortly after Urban was formed, the founders decided that it would be beneficial to operate under the name "Fibr-Plast Corporation." In order to effect a name change, Urban's founders incorporated Fibr-Plast Corporation, an Oklahoma corporation, on April 2, 1998, to carry on Urban's then proposed business. Urban had sold 138,100 common shares for $34,525 cash proceeds, and had issued 275,000 shares for services rendered. The Company agreed to issue its common stock for Urban's common stock on a one-for-one basis. As of June 30 and September 30, 2000, certificates for only 121,800 shares have been issued, but the total 413,100 shares are treated as being outstanding for all purposes. The cash and in-kind proceeds from the sale of Urban stock of $103,275 were expended for start-up costs and are included in the Company's net loss and deficit accumulated during the development stage for the period from inception to June 30, 1998.

During the year ended June 30, 1999, approximately $50,000 resulting from sales of approximately 200,000 shares of the Company's common stock was paid directly to the Company's founders for expenses incurred by them on the Company's behalf.

The financial statements previously issued for the year ended June 30, 1999, and for the period from inception to June 30 1999, did not include the Urban transaction, or the sale of 200,000 shares of common stock described above. The 1999 financial statements included herein have been adjusted to include these transactions.

Since inception, the Company's primary focus has been raising capital for construction of a plant, and is in the development stage.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment is recorded at cost and consists of furniture and fixtures, office and other equipment. Property and equipment is depreciated on the straight-line method over estimated useful lives. Depreciation expense and accumulated depreciation in the accompanying financial statements are not material.

New accounting standards

The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during the period ended June 30, 1999. The Company has no comprehensive income items. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during fiscal 2001. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Reclassifications

Certain items have been reclassified to conform with their current classifications.


NOTE 3 - RELATED PARTIES

At the Company's inception, 240 shares of common stock were issued to the Company's founders for nominal consideration. In October 1998, the par value was changed from $.50 per share to $.00002 per share and 7,999,760 shares were issued to the Company's founders and an affiliate.

In April 1998, the Company entered into two-year consulting contracts with three of its officers, and entered into a similar contract with another officer in July 1998, each for $30,000 annually. In September 1999, the consulting contracts then in effect were terminated. The three remaining officers entered into five-year employment agreements, each of which provides for an annual salary of $52,000, plus the cost of a leased automobile. No consulting compensation or salaries were paid through June 30, 2000. The amounts provided for in these contracts have been accrued as general and administrative expenses. Advances paid to the officers have been offset against a portion of accrued salaries. Accrued unpaid salaries included in accrued liabilities are $81,905 and $74,739 at June 30, 2000 and September 30, 2000, respectively.

The Company contracted to rent office space and furniture from related parties for $2,950 per month through April 2000, and month-to-month thereafter. Total rent since inception is $79,550.


NOTE 4 - INCOME TAXES

The Company's tax loss carryforward of approximately $650,000 as of June 30, 2000 will expire in 2020. A valuation allowance fully offsets the tax benefit of the carryforward of approximately $220,000.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

From November 1998 to June 2000, the Company sold 3,035,546 (3,395,746 as of September 30, 2000) shares of its common stock for cash and in-kind consideration aggregating $729,793 ($819,843 as of September 30, 2000). The sale of these shares may not have complied with applicable securities laws. The purchasers may be able to compel the Company to rescind the purchases and pay interest. Management intends to make a rescission offer. Until the offer for rescission has been extended and declined, the cash and in-kind consideration received from these stock sales will be reported as a liability.

In August 2000, the Company entered into an agreement to establish a corporate joint venture, to be owned 50% by the Company, for the purpose of constructing and operating a Fibr-Plast manufacturing facility. The joint venture partner is responsible for furnishing plant and equipment, providing start-up operating capital, and obtaining joint venture debt. The Company will provide a non-exclusive license to use the Fibr-Plast name, furnish manufacturing technology, and provide marketing and sales services. After making provisions for retiring indebtedness, joint venture net income shall be split equally.

After the joint venture partner has completed and equipped the manufacturing facility, then the Company will issue to the partner 300,000 shares of its common stock. Twelve months thereafter, the Company will issue to the partner an additional 300,000 shares of its common stock assuming continued compliance with the joint venture agreement. In addition, the Company will issue options to purchase 250,000 shares of its common stock, exercisable during a three-year period at $.25 per share.

Because the joint venture partner is providing the necessary capital to commence operations, Company management believes that its' limited capital needs can be met by additional sales of common stock.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIBR-PLAST, INC. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIBR-PLAST, INC. SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

IN MAKING A DECISION WHETHER TO BUY OUR COMMON STOCK, YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY DIFFERENT OR OTHER INFORMATION. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS.

                             -----------------------

                                TABLE OF CONTENTS



PROSPECTUS SUMMARY............................................................2
RISK FACTORS..................................................................3
FORWARD-LOOKING STATEMENTS....................................................5
USE OF PROCEEDS...............................................................6
DIVIDEND POLICY...............................................................7
DILUTION .....................................................................8
MANAGEMENT'S PLAN OF OPERATION................................................8
PROPOSED BUSINESS.............................................................9
MANAGEMENT...................................................................20
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............21
CERTAIN TRANSACTIONS.........................................................22
DESCRIPTION OF COMMON STOCK..................................................23
SHARES ELIGIBLE FOR FUTURE SALE..............................................24
PLAN OF DISTRIBUTION.........................................................25
PROPOSED RESCISSION OFFER....................................................26
LEGAL PROCEEDINGS............................................................26
INDEMNIFICATION..............................................................26
LEGAL MATTERS................................................................27
 EXPERTS ....................................................................27
ADDITIONAL INFORMATION.......................................................27



UNTIL        , 2001 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                5,000,000 SHARES

                             FIBR-PLAST CORPORATION

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                     , 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee are estimates.


         SEC registration fee                                   $    2,780
         Printing and engraving                                 $   30,000
         Legal fees and expenses                                $  100,000
         Accounting and auditing fees and expenses              $    8,300
         Blue sky fees and expenses                             $    5,000
         Transfer agent fees                                    $    3,500
         Travel Expenses                                        $   25,000
         Miscellaneous                                          $   25,420

                  Total........................................ $  200,000


ITEM 25.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


The Registrant had agreed to indemnify its executive officers and directors to the fullest extent permitted by Section 1031 of the Oklahoma General Corporation Act. That Act permits the Registrant to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by the Registrant or in its right) by reason of the fact that the person is or was an officer or director or is or was serving at our request as an officer or director. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant may indemnify officers and directors in an action by the Registrant or in its right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the Registrant. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the Registrant must indemnify him against the expenses which he actually and reasonably incurred. The foregoing indemnification provisions are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote, or otherwise.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.


         (a)      (1)      From April to October 1998, the Registrant sold
                           2,000,000 shares of common stock to each of Wayne H.
                           Ford, Thomas C. Johns and Thomas G. Watson.

                  (2) From July to October 1998, the Registrant sold 2,000,000 shares of common stock to Joseph Francella.

                  (3) From November 1998 to December 31, 2000, the Registrant sold an aggregate of 4,080,946 shares of common stock to private investors. The Registrant believes that each purchaser who was not an accredited investor had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the prospective investment.

                  (4) In December 1998 the Registrant agreed to issue an aggregate of 413,100 shares of common stock to 27 persons who then were the shareholders of Urban Resource Technologies, Inc., an Oklahoma corporation.

                  (5) In June 2000, the Registrant issued 68,000 and 50,000 shares of common stock to Nelson Orr and Robin F. Howard, respectively, for services rendered. In July 2000, the Registrant issued 100,000 shares of common stock to Tony Felitsky for services rendered.


         (b)      There were no principal underwriters.


         (c) The aggregate consideration for the securities referred to in subparagraphs (a)(1) and (2) was $160. The aggregate consideration for the securities referred to in subparagraph
                  (a)(3) was $1,020,236.50. The consideration for the securities referred to in subparagraph (a)(4) was shares of Urban Resource Technologies, Inc. which had no meaningful value. The consideration for the securities referred to in subparagraph
                  (a)(5) is set forth in that subparagraph.

         (d) The Registrant claimed exemption from the registration provisions of the Securities Act with respect to the securities referred to in subparagraphs (a)(1), (2) and (5) pursuant to Section 4(2) thereof inasmuch as no public offering was involved. The Registrant claimed exemption from the registration provisions of the Securities Act with respect to the securities referred to in subparagraphs (a)(2), (3) and
                  (4) pursuant to Section 3(b) of the Act and Rule 504 thereunder as then in effect. Sales of such securities made subsequent to April 6, 1999 were not offered pursuant to any form of general solicitation or general advertising and the Registrant exercised reasonable care to assure that the purchasers were not underwriters within the meaning of Section 2(11) of the Securities Act. In connection with such sales, the Registrant (a) made reasonable inquiry to determine if each purchaser acquired the shares for himself or for other persons; (b) made written disclosure to each purchaser prior to sale that the shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or unless an exemption from registration is available; and (b) placed a legend on the stock certificates stating that the shares have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale of the shares.


ITEM 27.  EXHIBITS.


         1.01     Form of Selected Dealer Agreement*

         3.01     Certificate of Incorporation, as amended.**

         3.03     Bylaws.**


         4.01 Form of Specimen Stock Certificate for the Registrant's Common Stock.*


         5.01 Opinion of Freese & March, P.A. regarding legality of securities being registered.*

         10.01 Consulting Agreement of April 3, 1998 between the Registrant and Wayne H. Ford.**

         10.02 Consulting Agreement of April 3, 1998 between the Registrant and Thomas C. Johns.**

         10.03 Consulting Agreement of April 3, 1998 between the Registrant and Thomas G. Watson.**

         10.04 Consulting Agreement of July 3, 1998 between the Registrant and Joseph Francella.**

         10.05 Employment Agreement of September 1, 1999 between the Registrant and Wayne H. Ford.**

         10.06 Employment Agreement of September 1, 1999 between the Registrant and Thomas G. Watson.**

         10.07 Employment Agreement of September 1, 1999 between the Registrant and Joseph Francella.**

         10.08 Lease Agreement of May 1, 1998 between the Registrant and Tom Johns and Tom Watson.**

         10.09 Preincorporation Agreement of August 29, 2000 between Samuel Slavens, Inland Island, Inc. and the Registrant.*

         23.01    Consent of Freese & March, P.A. (included in Exhibit 5.01).*

         23.02    Consent of Tullius Taylor Sartain & Sartain LLP.*


----------


*  Filed herewith.

** Previously filed as an exhibit to the Registration Statement.

ITEM 28.  UNDERTAKINGS.

 The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                  (iii) include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering

         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, in the City of Tulsa, State of Oklahoma, on the 12th day of January, 2001.


                                        FIBR-PLAST CORPORATION

                                        /s/ Thomas G. Watson
                                        ----------------------------------------
                                        By: Thomas G. Watson, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



        SIGNATURES                                     TITLE                                   DATE
        ----------                                     -----                                   ----
/s/ Thomas G. Watson                    Chief Executive Officer, Chief                   January 12, 2001
------------------------------          Financial and Accounting Officer and
Thomas G. Watson                        Director

/s/ Joseph Francella                    Director                                         January 12, 2001
------------------------------
Joseph Francella

                               INDEX TO EXHIBITS



EXHIBIT
  NO.      DESCRIPTION
-------    -----------
  1.01     Form of Selected Dealer Agreement*

  3.01     Certificate of Incorporation, as amended.**

  3.03     Bylaws.**

  4.01     Form of Specimen Stock Certificate for the Registrant's Common
           Stock.*

  5.01 Opinion of Freese & March, P.A. regarding legality of securities being registered.*

  10.01    Consulting Agreement of April 3, 1998 between the Registrant and
           Wayne H. Ford.**

  10.02    Consulting Agreement of April 3, 1998 between the Registrant and
           Thomas C. Johns.**

  10.03    Consulting Agreement of April 3, 1998 between the Registrant and
           Thomas G. Watson.**

  10.04    Consulting Agreement of July 3, 1998 between the Registrant and
           Joseph Francella.**

  10.05    Employment Agreement of September 1, 1999 between the Registrant and
           Wayne H. Ford.**

  10.06    Employment Agreement of September 1, 1999 between the Registrant and
           Thomas G. Watson.**

  10.07    Employment Agreement of September 1, 1999 between the Registrant and
           Joseph Francella.**

  10.08 Lease Agreement of May 1, 1998 between the Registrant and Tom Johns and Tom Watson.**

  10.09    Preincorporation Agreement of August 29, 2000 between Samuel Slavens,
           Inland Island, Inc. and the Registrant.*

  23.01    Consent of Freese & March, P.A. (included in Exhibit 5.01).*

  23.02    Consent of Tullius Taylor Sartain & Sartain LLP.*



----------

*  Filed herewith.

** Previously filed as an exhibit to the Registration Statement.